NOBLE CORPORATION
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478
Telephone: (281) 276-6100
Fax: (281) 276-6336
January 15, 2008
Memorandum
     for
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noble Corporation Supplemental Response to Form 10-K for the Fiscal Year Ended December 31, 2006 Filed December 19, 2007 Commission File No. 001-31306
This memorandum sets forth the response of Noble Corporation (the “Company”) to the comment provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its second comment letter dated January 14, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (File No. 001-31306) for the year ended December 31, 2006, filed on February 28, 2007. For your convenience, we have repeated below the comment of the Staff as set forth in the Comment Letter and provided our response to such comment.
Definitive Proxy Statement filed March 14, 2007
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12
1.	We note your response to our prior comment 7. In future filings please include the enhanced disclosure regarding formulas that you provided in your response, or disclosure at least as informative and clear.

Response: The Company undertakes to include in future Commission filings the enhanced disclosure regarding formulas that was provided by the Company in its December 19, 2007 response to the Staff’s prior comment 7, or disclosure at least as informative and clear.

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If you have any questions or would like any additional information, please contact the undersigned at the address, telephone and fax number listed above.

Very truly yours,
/s/ Robert D. Campbell
Robert D. Campbell
Senior Vice President and General Counsel Noble Corporation

Cc:	Mr. David W. Williams, Chairman, Chief Executive Officer and President Mr. Timothy Levenberg Ms. Laura Nicholson

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